[redacted]

SEC 10029031 ISSION

PA 3/4

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 26602

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Securities America, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

12325 Port Grace Blvd
(No. and Street)

La Vista (City) NE (State) 68128 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, L.L.P.
(Name – *if individual, state last, first, middle name*)

220 S. Sixth St, Ste 1400 (Address) Minneapolis (City) MN (State) 55402 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC Mail Processing Section
MAR 02 2010
Washington, DC
122

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, James D. Nagengast, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Securities America, Inc., as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President, CFO

Title

Notary Public

GENERAL NOTARY - State of Nebraska
TERRENCE V LILLA
My Comm. Exp. Oct. 21, 2012

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ernst & Young LLP
Suite 1400
220 South Sixth Street
Minneapolis, MN 55402-4509

Tel: +1 612 343 1000
Fax: +1 612 339 1726
www.ey.com

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholder
Securities America, Inc.

We have audited the accompanying statement of financial condition of Securities America, Inc. (the Company) as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Securities America, Inc. at December 31, 2009, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 25, 2010

Securities America, Inc.

Statement of Financial Condition

December 31, 2009

Assets	
Cash and cash equivalents	$ 6,931,389
Cash – segregated under federal and other regulations	86,798
Securities owned, at market value	17,226,561
Commissions receivable	12,112,349
Agents balances and other receivables, net of allowance of $100,000	4,090,584
Notes receivable – agents, net of allowance of $152,950	18,377,833
Prepaid expenses	1,369,834
Due from affiliates	11,809,882
Goodwill	31,875,474
Deferred income taxes, net	927,451
Income taxes receivable from affiliate	639,000
Intangible assets, net of amortization	4,182,892
Other assets	257,733
Total assets	$ 109,887,780
Liabilities and stockholder's equity	
Liabilities:	
Commissions payable	$ 11,753,190
Securities sold, not yet purchased, at market value	34,288
Due to affiliates	440,905
Income taxes payable, to affiliate	1,085,856
Accrued expenses and other liabilities	5,875,218
Total liabilities	19,189,457
Stockholder's equity:	
Common stock, $1 par value:	
Authorized shares – 200	
Issued and outstanding shares – 100	100
Additional paid-in capital	105,344,043
Accumulated deficit	(14,645,820)
Total stockholder's equity	90,698,323
Total liabilities and stockholder's equity	$ 109,887,780

See accompanying notes.

1. Summary of Significant Accounting Policies

Organization

Securities America, Inc. (the Company) is a wholly owned subsidiary of Securities America Financial Company, Inc. (SAFC), which is wholly owned by Ameriprise Financial, Inc. (Ameriprise Financial).

The Company is a registered broker-dealer in securities under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company provides securities distribution and brokerage services to the general public. The Company also offers an array of financial products, including both equity and debt securities and variable annuity insurance products, through a network of independent contractor-brokers. The Company operates on a fully disclosed basis and is exempt from provisions of Securities and Exchange Commission (SEC) Rule 15c3-3.

On January 23, 2009, the registered representatives of Brecek and Young Advisors, Inc. (BYA), an affiliated company, became registered representatives of the Company. In conjunction with this business, net assets of $13,819,777, primarily consisting of goodwill and intangible assets (see Note 9), were contributed to the Company from SAFC.

The Company executes and clears trades through two unaffiliated brokerage firms: National Financial Services LLC and Pershing LLC (the clearing brokers).

Use of Estimates

In preparing the statement of financial condition in conformity with generally accepted accounting principles (GAAP) in the United States, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and contingent liabilities at the date of the statement of financial condition. Management believes that the estimates utilized in preparing its statement of financial condition are reasonable and prudent. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less when acquired to be cash equivalents.

1. Summary of Significant Accounting Policies (continued)

Securities Transactions

Customer securities transactions are recorded on a settlement-date basis, while the related commission revenues and expenses are accrued on a trade-date basis. Customer security transactions executed, but unsettled, are reflected in commissions receivable and payable. Securities transactions of the Company are recorded on a trade-date basis. Securities owned are valued at quoted market values, and securities not readily marketable require the Company to estimate the value of the securities using the best information available.

The Company has agreed to indemnify the clearing brokers for losses that they may sustain from customer accounts introduced by the Company. At December 31, 2009, there were no amounts to be indemnified to the clearing brokers for customer accounts.

Long-Lived Assets

The Company reviews goodwill and intangible assets for impairment annually or whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. In such cases, the estimated fair value of goodwill or intangible assets are determined using various analytical techniques.

Should such an assessment indicate that the value of goodwill or intangible assets is impaired, an impairment loss is recognized for the difference between the carrying value of the asset and its estimated fair value.

No impairment losses were identified as a result of the Company's impairment tests performed in 2009, which included the assets contributed to the Company in conjunction with the movement of the BYA business.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

2. Recent Accounting Pronouncements

Adoption of New Accounting Standards

Measuring Liabilities at Fair Value

In August 2009, the FASB updated the accounting standards to provide additional guidance on estimating the fair value of a liability in a hypothetical transaction where the liability is transferred to a market participant. The standard is effective for the first reporting period, including interim periods, beginning after issuance. The Company adopted the standard in 2009. The adoption did not have a material effect on the Company's statement of financial condition.

The Hierarchy of GAAP

In June 2009, the FASB established the FASB Accounting Standards Codification (Codification) as the single source of authoritative accounting principles recognized by the FASB in the preparation of the statement of financial condition in conformity with GAAP. The Codification supersedes existing non-grandfathered, non-SEC accounting and reporting standards. The Codification did not change GAAP but rather organized it into a hierarchy where all guidance within the Codification carries an equal level of authority. The Codification became effective on July 1, 2009. The Codification did not have a material effect on the Company's statement of financial condition.

Subsequent Events

In May 2009, the FASB updated the accounting standards on the recognition and disclosure of subsequent events. The standard also requires the disclosure of the date through which subsequent events were evaluated. The standard is effective for annual reporting periods ending after June 15, 2009, and shall be applied prospectively. The Company adopted the standard in 2009. The adoption did not have a material effect on the Company's statement of financial condition.

2. Recent Accounting Pronouncements (continued)

Fair Value

In April 2009, the FASB updated the accounting standards to provide guidance on estimating the fair value of a financial asset or liability when the trade volume and level of activity for the asset or liability have significantly decreased relative to historical levels. The standard requires entities to disclose the inputs and valuation techniques used to measure fair value and any changes in valuation inputs or techniques. In addition, debt and equity securities as defined by GAAP shall be disclosed by major category. This standard is effective for annual reporting periods ending after June 15, 2009, and is to be applied prospectively. The Company adopted the standard in 2009. The adoption did not have a material effect on the Company's statement of financial condition.

In April 2009, the FASB updated the accounting standards to require interim disclosures about the fair value of in-scope financial instruments that are not reported at fair value. This standard is effective for interim and annual reporting periods ending after June 15, 2009. See Note 10 for the required disclosures.

3. Notes Receivable – Agents

The notes receivable balance is comprised of unsecured non-interest-bearing and interest-bearing loans to the Company's independent representatives, which have various schedules for repayment. The notes mature at various dates through 2016. The Company also provides for an allowance for doubtful accounts on its receivables from independent representatives based on historical collection experience. Furthermore, the Company is continually evaluating its receivables for collectability and possible write-offs where a loss is deemed possible.

The carrying value of notes receivable from agents as of December 31, 2009, is $18,580,783, and fair value is $18,200,244.

4. Cash – Segregated Under Federal and Other Regulations

As of December 31, 2009, cash received from customers of $86,798 has been segregated in a special account for the exclusive benefit of customers under the provisions of SEC Rule 15c3-3 Section (k)(2)(i).

5. Related-Party Transactions

The Company periodically advances excess funds to its affiliates or has amounts payable to affiliates for goods or services acquired through the affiliate. The transactions recorded with the Company's affiliates may not necessarily be representative of transactions recorded at arm's length.

Amounts due from affiliates of the Company as of December 31, 2009, are as follows:

	2009
SAFC	$ 11,268,281
BYA	126,251
Ameriprise Captive Insurance Corporation (AIC)	415,350
Ameriprise Financial, Inc. (income taxes)	639,000

Amounts due to affiliates of the Company as of December 31, 2009, are as follows:

	2009
Ameriprise Financial, Inc.	$ 1,085,856
Securities America Advisors, Inc. (SAA)	440,905

6. Income Taxes

Temporary differences giving rise to a net deferred tax asset of $927,451 at December 31, 2009, consist primarily of the allowance for uncollectible receivables and accrued liabilities not currently deductible for income tax purposes. There were no significant temporary differences giving rise to deferred tax liabilities.

The Company is required to establish a valuation allowance for any portion of the deferred income tax assets that management believes will not be realized. In the opinion of management, it is more likely than not that the Company will realize the benefit of the deferred income tax assets, and therefore, no such valuation allowance has been established.

The Company recognizes interest and penalties related to unrecognized tax benefits as a component of the income tax provision. There were no interest or penalties accrued for unrecognized tax benefits as of January 1, 2009 and December 31, 2009.

7. Employee Benefit Plan

Employees who meet certain eligibility requirements participate in a 401(k) profit-sharing plan sponsored by SAFC. Employee contributions are fully vested at all times. Discretionary employer contributions are fully vested after six years of service.

8. Leases

The Company has non-cancelable operating leases, primarily for office space, the last of which expires in 2012. Future minimum payments under these leases, as of December 31, 2009, are as follows:

2010	$ 227,260
2011	154,890
2012	111,675
	$ 493,825

9. Goodwill and Intangible Assets

As previously discussed, in January 2009, the Company was contributed goodwill of $5,625,474 and intangible assets of $4,800,000 (net of accumulated amortization of $173,872). The intangible assets are composed of the estimated value of BYA clients, representatives, and client brokerage investments transferred to the Company. The intangible assets will be amortized over a four to ten year period.

10. Fair Value of Assets and Liabilities

GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date; that is, an exit price. The exit price assumes the asset or liability is not exchanged subject to a forced liquidation or distressed sale.

10. Fair Value of Assets and Liabilities (continued)

Valuation Hierarchy

The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest level input that is significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

Level 1 – Unadjusted quoted prices for identical assets or liabilities in active markets that are accessible at the measurement date.

Level 2 – Prices or valuation based on observable inputs other than quoted prices in active markets for identical assets and liabilities.

Level 3 – Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

Determination of Fair Value

The following is a description of the valuation techniques used to measure fair value and the general classification of these instruments pursuant to the fair value hierarchy.

Assets

Cash Equivalents

Cash equivalents include highly liquid investments with original maturities of 90 days or less, primarily consisting of actively traded money market funds, which are measured at their net asset value (NAV) at the measurement date and are classified as Level 1.

Securities Owned

When available, the fair value of securities is based on quoted prices in active markets. If quoted prices are not available, fair values are obtained from nationally recognized pricing services, or other model-based valuation techniques such as the present value of cash flows. Level 1 securities include mutual funds, money market funds, and equity securities with quoted prices in an active market. Level 2 securities include certain money market funds that are not readily convertible to cash within 90 days. Level 3 securities include auction-rate securities.

10. Fair Value of Assets and Liabilities (continued)

The following table presents the balances of cash equivalents and securities owned as of December 31, 2009:

Cash equivalents	$ 7,018,000
Money market investments	2,050,800
Mutual fund investments	102,031
CE mortgage-backed security investments	14,898,730
Auction rate securities	175,000
	$24,244,561

Liabilities

Securities Sold, Not Yet Purchased

When available, the fair value of securities sold, not yet purchased is based on quoted prices in active markets. If quoted prices are not available, fair values are obtained from nationally recognized pricing services or other model-based valuation techniques such as the present value of cash flows. Level 1 securities include mutual funds and equity securities. The firm has no Level 2 or Level 3 securities sold, not yet purchased.

The following table presents the balances of securities sold, not yet purchased as of December 31, 2009:

Mutual fund investments	$ 24,113
Municipal bond investments	10,175
	$ 34,288

There were no transactions resulting in realized or unrealized gains in Level 3 investments during 2009.

10. Fair Value of Assets and Liabilities (continued)

The following table presents the balances of assets and liabilities measured at fair value on a recurring basis:

	December 31, 2009			
	Level 1	Level 2	Level 3	Total
Assets:				
Cash equivalents	$ 7,018	$ –	$ –	$ 7,018
Money market investments	120	1,931	–	2,051
Mutual fund investments	102	–	–	102
CE mortgage-backed security investments	14,899	–	–	14,899
Auction rate securities	–	–	175	175
Total assets at fair value	$ 22,139	$ 1,931	$ 175	$ 24,245
Liabilities:				
Securities sold, not yet purchased	$ 34	$ –	$ –	$ 34
Total liabilities at fair value	$ 34	$ –	$ –	$ 34

The Company did not elect to apply fair value accounting for any of its existing eligible assets and liabilities and has no current plans to make the optional fair value election for any new financial instruments.

Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value or amounts approximating fair value, except for notes receivable (see Note 3). Assets, including cash and certain receivables, are carried at fair value or contracted amounts, which approximate fair value. Similarly, liabilities and certain payables are carried at fair value or contracted amounts approximating fair value.

11. Net Capital

The Company, as a registered broker-dealer, is subject to the Uniform Net Capital Rule (Rule 15c3-1 or the Rule) of the Securities Exchange Act of 1934 and is required to maintain minimum net capital, as defined in the Rule. The Company uses the alternative method, as permitted by the Rule, which requires that the Company maintain minimum net capital equal to $250,000. Net capital may fluctuate on a daily basis. As of December 31, 2009, the Company had net capital of $15,430,364 and excess net capital of $15,180,364.

12. Commitments and Contingencies

The Company is subject to a number of legal matters arising in the normal course of business. Management has established accruals for potential losses that are probable and reasonably estimable. While the ultimate results of the Company's litigation cannot be determined, management does not expect that the ultimate resolution of these matters will have a material adverse effect on the statement of financial condition of the Company.

In September 2008, Ameriprise Financial commenced a lawsuit captioned Ameriprise Financial Services, Inc. and Securities America, Inc. v. The Reserve Fund et al. in the District Court for the District of Minnesota. The suit alleges that the management of the Reserve Fund made selective disclosures to certain institutional investors in violation of the federal securities laws and in breach of their fiduciary duty in connection with the Reserve Primary Fund's lowering its NAV to $0.97 on September 16, 2008. The parent and its affiliates had invested $228 million of their own assets and $3.4 billion of client assets in the Reserve Primary Fund. To date, approximately $0.92 per dollar NAV has been paid to investors by the Reserve Primary Fund. Included in securities owned is the Company's investment in the Reserve Primary Fund of $1.93 million, which is net of a $0.96 million market value adjustment.

In July 2009, two issuers of private placement interests (Medical Capital Holdings, Inc./Medical Capital Corporation and affiliated corporations and Provident Shale Royalties, LLC and affiliated corporations) sold by the Company were placed into receivership, which has resulted in the filing of several putative class action lawsuits and numerous arbitrations naming both Securities America, Inc. and Ameriprise Financial as well as related regulatory inquiries. The class actions and arbitrations generally allege violations of state and/or federal securities laws in connection with Securities America Inc.'s sales of these private placement interests. The actions were commenced in September 2009 and thereafter, seek unspecified damages, and are still in their earliest procedural stages.

In the normal course of business, the Company's activities involve, through its clearing brokers, various securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations.

13. Regulatory Actions

In the normal course of business, the Company is involved in various regulatory proceedings concerning matters connected with the conduct of its activities as a diversified financial services firm. These include proceedings specific to the Company as well as proceedings generally applicable to business practices in the industry in which it operates. As with other financial services firms, the level of regulatory activity and inquiry concerning our business remains elevated. From time to time, we receive requests for information from, and have been subject to examination by, the SEC, FINRA, and other self-regulatory organizations concerning our business activities and practices. These regulatory proceedings are subject to uncertainties, and as such, we are unable to estimate the possible loss or range of loss that may result. To the extent that financial consequences are estimable and probable, the Company has provided an accrual for those matters. As to the remaining matters, the Company's management does not expect the ultimate resolution of the matters to have a material adverse effect on the statement of financial condition of the Company.

14. Subsequent Events

The company evaluated events or transactions that may have occurred after the statement of financial condition date for potential recognition per disclosure through February 25, 2010, the date the statement of financial condition was issued. No events or transactions required disclosure.

Ernst & Young LLP

Assurance | Tax | Transactions | Advisory

About Ernst & Young
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www.ey.com

STATEMENT OF FINANCIAL CONDITION

Securities America, Inc.
As of December 31, 2009
With Report of Independent Registered Public Accounting Firm

Ernst & Young LLP

ERNST & YOUNG

ERNST & YOUNG

Ernst & Young LLP
Suite 1400
220 South Sixth Street
Minneapolis, MN 55402-4509
Tel: +1 612 343 1000
Fax: +1 612 339 1726
www.ey.com

Independent Accountant's Report on Applying Agreed-Upon Procedures

To the Board of Directors and
Management of Securities America, Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of Securities America, Inc. (the Company), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the period from April 1, 2009 through December 31, 2009. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries, which included copies of the checks mailed to SIPC. We noted no differences.

2. Compared the amounts reported on the Company's "SIPC Assessment Worksheet," as prepared by management and derived from the Company's FOCUS reports for the fiscal period beginning April 1, 2009 and ending December 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the fiscal period beginning April 1, 2009 and ending December 31, 2009. We noted no differences.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers as prepared by management and derived from the Company's general ledger. We noted no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T, the "SIPC Assessment Wroksheet," and in the related supporting schedules and working papers supporting the adjustments. We noted no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the period from April 1, 2009 through December 31, 2009. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 25, 2010

1002-1134695

SIPC-7T (29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION
805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300
Transitional Assessment Reconciliation
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T (29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

026602 FINRA DEC
SECURITIES AMERICA INC 14*14
12325 PORT GRACE BLVD
LAVISTA NE 68128-8204

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

DAVID VAUGHAN (402) 399-9111

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 306,733

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (100,026)

7/29/09
Date Paid

C. Less prior overpayment applied (Ø)

D. Assessment balance due or (overpayment) 206,707

E. Interest computed on late payment (see instruction E) for______days at 20% per annum Ø

F. Total assessment balance and interest due (or overpayment carried forward) $ 206,707

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 206,707

H. Overpayment carried forward $(Ø)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

SECURITIES AMERICA, INC.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

President
(Title)

Dated the 18th day of FEBRUARY, 20 10.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending 12/31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 209,039,506
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	ø
(2) Net loss from principal transactions in securities in trading accounts.	ø
(3) Net loss from principal transactions in commodities in trading accounts.	ø
(4) Interest and dividend expense deducted in determining item 2a.	ø
(5) Net loss from management of or participation in the underwriting or distribution of securities.	ø
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	ø
(7) Net loss from securities in investment accounts.	ø
Total additions	ø
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	65,261,137
(2) Revenues from commodity transactions.	ø
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	4,562,243
(4) Reimbursements for postage in connection with proxy solicitation.	ø
(5) Net gain from securities in investment accounts.	2,732
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	ø
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	ø
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	16,520,353
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ ø	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ ø	
Enter the greater of line (i) or (ii)	ø
Total deductions	86,346,465
2d. SIPC Net Operating Revenues	$ 122,693,040
2e. General Assessment @ .0025	$ 306,733

(to page 1 but not less than $150 minimum)